Pricing Supplement dated June 13, 2004                        Rule #424(b)(3)
(To Prospectus dated July 15, 2002)                           File No. 333-90642

                                  ADVANTA CORP.

For use only by residents of Delaware who are holders of existing Investment Notes and who renew a maturing Investment Note or who are holders of existing RediReserve Variable Rate Certificates with respect to their existing RediReserve Variable Rate Certificates

                            Advanta Investment Notes


                  TERM           INTEREST RATE         ANNUAL PERCENTAGE YIELD *
                  ----           -------------         -------------------------
                  12 month           1.83%                      1.85%
                  18 month           2.08%                      2.10%
                  24 month           2.72%                      2.76%
                  30 month           3.44%                      3.50%
                   3 year            4.50%                      4.60%
                   4 year            5.45%                      5.60%
                   5 year            6.39%                      6.60%
                   7 year            6.87%                      7.11%
                  10 year            7.56%                      7.85%

* The Annual Percentage Yield assumes all interest reinvested daily at the stated rate. Investment Notes are being offered to residents of Delaware only if they are existing holders of maturing Investment Notes and only in connection with the renewal of those Investment Notes. The stated Annual Percentage Yields
(APYs) do not include Additional Interest (as defined in the prospectus dated July 15, 2002) being offered only to residents of Utah who purchase an Investment Note or renew a maturing Investment Note. The Additional Interest for Utah residents consists of a bonus of .90% over the APYs currently in effect for all other investors who purchase Investment Notes or renew maturing Investment Notes.

                            Minimum Investment $5,000

                    RediReserve Variable Rate Certificates**

                  TIER           INTEREST RATE  ANNUAL PERCENTAGE YIELD***
                  ----           -------------  --------------------------
           $100 to $4,999            0.90%                 0.90%
           $5,000 to $24,999         0.95%                 0.95%
           $25,000 to $49,999        1.00%                 1.01%
           $50,000 plus              1.05%                 1.06%

                            Minimum Investment $5,000

** Interest Rates and Annual Percentage Yields provided above are available to residents of Delaware only if they are holders of existing RediReserve Certificates and only in connection with their existing RediReserve Certificates. New RediReserve Certificates are not currently offered to residents of Delaware.

*** The Annual Percentage Yield assumes all interest reinvested daily at the stated rate. The interest rate we pay on any particular RediReserve Certificate depends on the tier into which the holder's end-of-the-day balance falls. We will not pay interest on a RediReserve Certificate for any day on which the end-of-the-day balance is less than $100. Interest rates and annual percentage yields for each tier may change from week to week and will apply to outstanding RediReserve Certificates. We currently set the interest rates each Sunday and they are effective through Saturday. Interest rates for each one week period, currently commencing on Sunday, will be at least equal to the rate on the thirteen week U.S. Treasury Bill auctioned on the immediately preceding Monday less one percent (1%).

                  ADDITIONAL INFORMATION - RECENT DEVELOPMENTS

We file annual, quarterly and special reports, proxy statements and other information, including information about recent developments, with the SEC. You may read and copy any document we file at the following public reference room maintained by the SEC at:

                                 Judiciary Plaza
                             450 Fifth Street, N.W.
                             Washington, D.C. 20549

You may obtain information on the operation of the SEC's public reference room by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC's Internet website at http://www.sec.gov.


AN OFFER CAN ONLY BE MADE BY THE PROSPECTUS DATED JULY 15, 2002, IN CONJUNCTION WITH THIS PRICING SUPPLEMENT. SEE "RISK FACTORS" BEGINNING AT PAGE 9 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS WHICH SHOULD BE CONSIDERED IN CONNECTION WITH AN INVESTMENT IN THE NOTES AND REDIRESERVE CERTIFICATES. THE NOTES AND REDIRESERVE CERTIFICATES REPRESENT OBLIGATIONS OF ADVANTA CORP. AND ARE NOT INSURED OR GUARANTEED BY THE FDIC OR ANY GOVERNMENTAL OR PRIVATE ENTITY.

        For More Information Call              Utah Residents, Please Call
              1-800-223-7074                          1-800-259-5862